EXHIBIT 99.1

NANOBIOTIX Announces Two Key Supervisory Board Additions Intended to Further Equip the Company for Sustainable Long-Term Growth

  Dr. Margaret A. Liu, global expert in vaccines, gene therapy, and cancer immunotherapy; chief executive officer of PAX Therapeutics and member of several boards
  Ms. Anat Naschitz, proven life science investor and entrepreneur; co-founder of OrbiMed Israel

PARIS and CAMBRIDGE, Mass., Sept. 04, 2024 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO –– NASDAQ: NBTX – the ‘‘Company’’), a late-clinical stage biotechnology company pioneering nanoparticle-based therapeutic approaches to expand treatment possibilities for patients with cancer and other major diseases, today announced the nominations of Dr. Margaret A. Liu and Ms. Anat Naschitz as observers to its Supervisory Board.

“We are thrilled at the opportunity to welcome Ms. Anat Naschitz and Dr. Margaret A. Liu to the Nanobiotix Supervisory Board as we push toward delivering on the practice-changing potential of nanophysics-based therapies for the treatment of cancer and other major diseases,” said Laurent Levy, Ph.D., Nanobiotix Chief Executive Officer and Chairman of the Executive Board. “Dr. Liu brings a wealth of experience in US and international academia, pharmaceuticals, biotechnology and public policy that could prove critical in making the Nanobiotix vision a reality at this important moment in the Company’s history. Ms. Naschitz brings world-class fluency in the language of capital and how that capital can be best utilized to support disruptive innovation for the benefit of patients, healthcare professionals and investors.”

Margaret A. Liu, M.D., is a world-renowned expert in the fields of gene therapy, vaccines and immunotherapy. She currently serves as Chief Executive Officer (“CEO”) of PAX Therapeutics, as an Adjunct Full Professor at the University of California, San Francisco, and as Hedersdoktor with scientific affiliation in the Department of Medicine at the Karolinska Institutet. Dr. Liu pioneered DNA vaccines and bispecific antibodies and has received a number of international awards. Dr. Liu widely consults for companies and scientific governmental and non-governmental organizations such as the World Health Organization (WHO) through her activities as Principal of ProTherImmune and previously held positions of increasing responsibility at Merck & Co. and Chiron Corporation. She is currently a board member of Ipsen, where she chairs the Ethics and Governance Committee and is a member of the Innovation and Development Committee, and as a member of the board, and President Emerita, of the International Society for Vaccines. She also serves on the board of MacroGenics as well as the Science and Technology Committee. Previously she served on the boards of Transgene, Sangamo Biosciences, Adjuvance Technologies and the United Nations Development Programme-established International Vaccine Institute and was Senior Advisor in Vaccinology at the Bill & Melinda Gates Foundation. Dr. Liu earned an M.D. from Harvard Medical School and completed an internship and residency in Internal Medicine followed by an Endocrinology Fellowship at Massachusetts General Hospital. She also served on the faculty at Harvard Medical School and was a Visiting Scientist at the Massachusetts Institute of Technology. She obtained a B.A. in Chemistry summa cum laude from Colorado College.

Anat Naschitz is a life science investor and entrepreneur, with over three decades of experience across biotech, pharmaceuticals, computational R&D, digital health and medical devices, in multiple therapy areas and stages. Throughout her career Ms. Naschitz has founded companies and nurtured them through success with public and private board involvement and investment. Currently, she is co-founder and CEO of 9xchange, a computational company creation engine that uses artificial intelligence and machine learning to mine and optimize biopharma assets. Ms. Naschitz co-founded and co-led OrbiMed Israel as part of the ± $17bn global healthcare investment firm and was previously with ± €65bn private equity firm Apax where she invested in healthcare companies. Companies Anat has nurtured and on whose boards she has served include 89bio (Nasdaq: ETNB), currently running two cardiometabolic Phase 3 trials, where she led the creation of the company as a pharma spinout and was instrumental in driving a public offering 18 months later, subsequently continuing to serve on the board and several committees; Azura Ophthalmics, in Phase 3 with a drug for Meibomian Gland Disorder which is the root cause behind most dry eye disease; ForSight Vision 6, running a pivotal trial with a truly Accommodating Intraocular Lens under a strategic alliance; TytoCare, a growth-stage company commercializing the Home Smart Clinic; and MDClone, commercializing a synthetic data and analytics platform. Earlier in her career, Ms. Naschitz was an Associate Partner with McKinsey in London, where she advised the senior management of leading pharmaceutical companies on strategy, acquisitions and spinouts. Sobi (STE: SOBI.ST) ultimately resulted from one such spinout. Ms. Naschitz earned her M.B.A. at INSEAD and her L.L.B. at Tel Aviv University.

“Both Ms. Naschitz and Dr. Liu possess extensive global experience in the biopharmaceutical industry,” said Gary Phillips, M.D, Nanobiotix Supervisory Board chairman. “We expect their expertise to reinforce our ongoing strategic initiatives in oncology for NBTXR3 and expand development and collaboration opportunities for Nanobiotix platforms beyond NBTXR3.”

These nominations will be submitted for ratification at the next Nanobiotix shareholders’ meeting.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in Cambridge, Massachusetts (United States) amongst other locations.

Nanobiotix is the owner of more than 25 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter

Disclaimer

This press release contains “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the use of proceed therefrom, and the period of time through which the Company’s anticipates its financial resources will be adequate to support operations. Words such as “expects”, “intends”, “can”, “could”, “may”, “might”, “plan”, “potential”, “should” and “will” or the negative of these and similar expressions are intended to identify forward-looking statements. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements, including risks related to Nanobiotix’s business and financial performance, which include the risk that assumptions underlying the Company’s cash runway projections are not realized. Further information on the risk factors that may affect company business and financial performance is included in Nanobiotix’s Annual Report on Form 20-F filed with the SEC on April 24, 2024 under “Item 3.D. Risk Factors”, in Nanobiotix’s 2023 universal registration document filed with the AMF on April 24, 2024 and subsequent filings Nanobiotix makes with the SEC from time to time which are available on the SEC’s website at www.sec.gov. The forward-looking statements included in this press release speak only as of the date of this press release, and except as required by law, Nanobiotix assumes no obligation to update these forward-looking statements publicly.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Craig West SVP, Investor Relations +1 (617) 583-0211 investors@nanobiotix.com
Media Relations
FR – Ulysse Communication Laurent Wormser + 33 (0)6 13 12 04 04 lwormser@ulysse-communication.com	Global – LifeSci Advisors Kevin Gardner +1 (617) 283-2856 kgardner@lifesciadvisors.com

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